

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2021

Joseph C. Passalaqua
Chief Executive Officer
Nine Alliance Science & Technology Group
7325 Oswego Road
Liverpool, NY 13090

> **Re: Nine Alliance Science & Technology Group**
> **Amendment No. 1 to Form 10-12G**
> **Filed September 1, 2021**
> **File No. 000-56293**

Dear Mr. Passalaqua:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G

Explanatory Note, page 1

1. The second paragraph contains future-oriented language regarding effectiveness and reporting requirements. Please revise to reflect that your registration statement has already become effective by operation of law, and that you are currently subject to the Exchange Act reporting requirements.

Item 1
Business, page 4

2. We note your disclosure that "[o]n September 2, 2015 you issued 1,000,000 shares of common stock for a purchase price of $0.04 to 30 independent investors pursuant to an offering on Registration Statement on Form S-1." We further note the statement that you "never sold any securities under the offering statement, so there was no need to keep the

prospectus and Form S-1 filing current." Please revise or advise with respect to the apparent inconsistency of your disclosure.

3. We note the statement, "A public market for our shares developed from existing shareholders selling under Rule 144 or Section 4(a)(1)." Please delete or revise to reflect that there is no established public trading market for your shares, consistent with the disclosure contained in Item 9.

Item 9
Market Price of, and Dividends on, the Registrant's Common Equity and Related Stockholder Matters, page 11

4. We note your response to prior comment 9. Please further revise your disclosure to clearly state that your shares trade on OTC Pink, to avoid any implication that your shares trade on the other OTC market tiers (*i.e.,* OTCQX or OTCQB).

Item 15
Financial Statements and Exhibits, page 14

5. We note you have refiled your exhibits, but these appear to be scanned copies and not in proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 58) (June 2021) and Item 301 of Regulation S-T.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Stephen Mills